Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the Third Quarter of 2015

-Teleconference to be Held on Friday, November 6, 2015 at 8:00 am EST-

BEIJING, November 5, 2015 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the three and nine months ended September 30, 2015.

Highlights

▪	Net sales during the third quarter ended September 30, 2015 were RMB65.7 million or US$10.3 million, compared to RMB69.2 million during the same period in 2014.

▪	Overseas sales were RMB16.1 million or US$2.5 million, or 24.5% of total revenues, compared with RMB11.8 million or 17.1% of total revenues in the third quarter of 2014. The increase in overseas sales was mainly due to the increase in sales volume.

▪	Gross profit was RMB3.8 million or US$0.6 million for the third quarter ended September 30, 2015, representing a gross margin of 5.8%, as compared to a gross loss rate of 4.5% for the same period in 2014.

▪	Basic and diluted net loss per share was RMB0.94 or US$0.15 and RMB1.36 for the three-month period ended September 30, 2015 and 2014, respectively.

“We continue to face strong competition from emerging and incumbent players which has created oversupply relative to demand in the marketplace. While this has impacted the Company’s financial results, we intend to capitalize upon opportunities in international markets. We believe that our focus on continued innovation and R&D will enable the Company to expand end-user applications and our high-end specialty films while increasing the product portfolio, which we believe, will help us to attract new clients and expand relationships with existing customers. We are encouraged by positive trends in sales volume and gross margins that we expect to enable us to weather different industry and economic conditions in the periods ahead,” commented by Mr. Zengyong Wang, the CEO and Chairman of the Company.

Third Quarter 2015 Results

Net sales during the third quarter ended September 30, 2015 were RMB65.7 million or US$10.3 million, compared to RMB69.2 million during the same period in 2014, representing a decrease of RMB3.5 million or 5.1%, mainly due to the reduction of average sales price by 16.2% arising from stronger competition in China and large reduction in prices of main raw materials. The reduction of average sales price caused a decrease of RMB12.6 million and the sales volume increase caused an increase of RMB9.1 million.

In the third quarter of 2015, sales of specialty films were RMB18.7 million or US$2.9 million representing 28.5% of our total revenues as compared to RMB20.7 million or 30.0% in the same period of 2014, which was a decrease of RMB2.0 million, or 9.7% as compared to the same period in 2014. The reduction in average sales price caused a decrease of RMB2.8 million and the increase in the sales volume caused an increase of RMB0.8 million.

Overseas sales were RMB16.1 million or US$2.5 million, or 24.5% of total revenues, compared with RMB11.8 million or 17.1% of total revenues in the third quarter of 2014. This is an increase of RMB4.3 million. The decrease in average sales price caused a decrease of RMB2.6 million and the increase in sales volume resulted in an increase of RMB6.9 million. The increase in overseas sales was mainly due to the increase in sales volume.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2015		% of Total	Three-Month Period Ended September 30, 2014	% of Total
	RMB	US$		RMB
Sales in China	49,568	7,799	75.5%	57,405	82.9%
Sales in other countries	16,102	2,534	24.5%	11,812	17.1%

	65,670	10,333	100.0%	69,217	100.0%

Our gross profit was RMB3.8 million or US$0.6 million for the third quarter ended September 30, 2015, representing a gross margin of 5.8%, as compared to a gross loss rate of 4.5% for the same period in 2014. Correspondingly, gross profit rate increased by 10.3 percentage points compared to the same period in 2014. Our average product sales prices decreased by 16.2% compared to the same period last year and the average cost of goods sold decreased by 24.4% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was higher than that in the average sales prices, which resulted in an increase in our gross profit.

Operating expenses for the third quarter ended September 30, 2015 were RMB14.5 million or US$2.3 million, which was RMB2.4 million, or 19.8% higher than the same period in 2014. This increase was mainly due to depreciation charged to general and administrative expenses during the accounting period when the depreciation expense incurred as a result of lack of manufacturing for the third production line in May and June 2015.

Net loss attributable to the Company during the third quarter ended September 30, 2015 was RMB12.3 million or US$1.9 million compared to net loss attributable to the Company of RMB17.8million during the same period in 2014, representing a decrease of RMB5.5 million for the same period in 2014.

Nine Months 2015 Results

Net sales during the nine-month period ended September 30, 2015 were RMB185.2 million or US$29.1 million, compared to RMB209.9 million, during the same period in 2014, representing a decrease of RMB24.7 million or 11.8%, mainly due to the reduction of average sales price by 14.2% arising from stronger competition in China together with reduction in prices of main raw materials.

In the nine-month period ended September 30, 2015, sales of specialty films were RMB55.0 million or US$8.7million or 29.7% of our total revenues as compared to RMB57.1 million or 27.2% in the same period of 2014, which was a decrease of RMB2.1 million, or 3.7% as compared to the same period in 2014. The reduction of average sales price caused a decrease of RMB6.2 million and the increase in the sales volume caused an increase of RMB4.1million.

Overseas sales during the nine months ended September 30, 2015 were RMB44.3 million or US$7.0 million, or 23.9% of total revenues, compared with RMB33.4 million or 15.9% of total revenues in the same period in 2014. This was RMB10.9 million higher than the same period in 2014. The increase in sales volume resulted in an increase of RMB18.7 million and the decrease of average sales price caused a decrease of RMB7.8 million. The increase in overseas sales was mainly due to increases in sales volume.

Our gross loss was RMB3.7 million or US$0.6 million for the first nine months ended September 30, 2015, representing a gross loss rate of 2.0%, as compared to a gross loss rate of 6.0% for the same period in 2014. Correspondingly, gross loss rate decreased by 4.0 percentages. Our average product sales prices decreased by 14.2% compared to the same period last year while the average cost of goods sold decreased by 17.5% compared to the same period last year. Consequently, the amount of decrease in cost of goods sold was higher than that in sales revenue during the nine months ended September 30, 2015 compared with the same period in 2014, which resulted in a decrease in our gross loss.

Operating expenses for the nine months ended September 30, 2015 were RMB36.4 million or US$5.7 million, compared to RMB32.9 million in the same period in 2014, which was RMB3.5 million or 10.6% higher than the same period in 2014. This increase is mainly due to depreciation charged to general and administrative expenses during the accounting period when the depreciation expense incurred as a result of lack of manufacturing for the third production line in May and June 2015.

Basic and diluted net loss per share was RMB0.94 or US$0.15 and RMB1.36 for the three-month period ended September 30, 2015 and 2014, respectively.

Total shareholders’ equity was RMB346.9 million or US$54.6 million as of September 30, 2015, compared with RMB388.9 million as of December 31, 2014.

As of September 30, 2015, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, November 6, 2015, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13624211. The replay will be available until December 6, 2015, at 11:59 p.m. EST.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

(amounts in thousands except share and per share value)

(Unaudited)

	September 30, 2015		December 31, 2014
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	13,569	2,135	9,020
Restricted cash	50,548	7,953	48,085
Accounts and bills receivable, net	13,119	2,064	9,867
Inventories	34,689	5,458	24,034
Advance to suppliers	9,198	1,447	7,512
Prepayments and other receivables	21,983	3,459	18,772
Deferred tax assets - current	1,759	277	2,794
Total current assets	144,865	22,793	120,084

Property, plant and equipment, net	449,108	70,663	482,534
Construction in progress	1,289	203	366
Lease prepayments, net	18,012	2,834	18,406
Advance to suppliers - long term, net	1,098	173	722
Long-term deposit	-	-	16,760
Other Assets	11,830	1,861	12,500
Deferred tax assets - non current	21,356	3,360	21,573

Total assets	647,558	101,887	672,945

LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	3,350	527	3,350
Due to related parties	141,448	22,256	125,938
Accounts payables	32,508	5,115	29,484
Notes payable	98,266	15,461	95,539
Advance from customers	5,095	802	3,392
Accrued expenses and other payables	8,161	1,284	6,095
Obligations under capital leases-current	1,960	308	8,259
Total current liabilities	290,788	45,753	272,057

Obligations under capital leases	-	-	303
Long-term loan	4,975	783	6,650
Deferred tax liabilities	5,705	898	5,816

Total liabilities	301,468	47,434	284,826

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,096	13,323
Additional paid-in capital	311,907	49,076	311,907
Statutory reserve	37,441	5,891	37,441
Retained earnings	(16,858)	(2,652)	25,043
Cumulative translation adjustment	1,095	171	1,199
Total shareholders’ equity	346,908	54,582	388,913
Non-controlling interest	(818)	(129)	(794)
Total equity	346,090	54,453	388,119
Total liabilities and equity	647,558	101,887	672,945

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended September 30,			The Nine-Month Period Ended September 30,
	2015		2014	2015		2014
	RMB	US$	RMB	RMB	US$	RMB
Net sales	65,670	10,333	69,217	185,155	29,133	209,906
Cost of sales	61,876	9,736	72,326	188,899	29,722	222,582

Gross margin (loss)	3,794	597	(3,109)	(3,744)	(589)	(12,676)

Operating expenses
Selling expenses	3,771	593	4,119	10,124	1,593	10,908
Administrative expenses	10,774	1,695	7,979	26,264	4,132	22,037
Total operating expenses	14,545	2,288	12,098	36,388	5,725	32,945

Operating loss	(10,751)	(1,691)	(15,207)	(40,132)	(6,314)	(45,621)

Other income (expense)
- Interest income	207	33	392	945	149	1,032
- Interest expense	(2,145)	(337)	(3,140)	(6,558)	(1,032)	(9,564)
- Others income (expense), net	530	83	98	4,982	784	35

Total other expense	(1,408)	(221)	(2,650)	(631)	(99)	(8,497)

Loss before provision for income taxes	(12,159)	(1,912)	(17,857)	(40,763)	(6,413)	(54,118)

Income tax benefit (expense)	(97)	(15)	83	(1,141)	(180)	103

Net loss	(12,256)	(1,927)	(17,774)	(41,904)	(6,593)	(54,015)

Net loss attributable to noncontrolling interests	(3)	-	(15)	(3)	-	(16)
Net loss attributable to the Company	(12,253)	(1,927)	(17,759)	(41,901)	(6,593)	(53,999)

Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to noncontrolling interest	(21)	(3)	9	(21)	(3)	(10)
- Foreign currency translation adjustments attributable to the Company	(55)	(9)	10	(104)	(16)	(45)

Comprehensive income (loss) attributable to non-controlling interest	(24)	(3)	(6)	(24)	(3)	(26)
Comprehensive loss attributable to the Company	(12,308)	(1,936)	(17,749)	(42,005)	(6,609)	(54,044)

Loss per share, Basic and diluted	(0.94)	(0.15)	(1.36)	(3.21)	(0.51)	(4.13)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

 The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(amounts in thousands except share and per share value)

(Unaudited)

	The Nine-Month Period Ended September 30,
	2015		2014
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(41,904)	(6,593)	(54,015)
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	33,659	5,296	36,021
- Amortization of intangible assets	393	62	393
- Deferred income taxes	1,141	180	(103)
- Bad debt (recovery) expense	(4,309)	(678)	261
Changes in operating assets and liabilities
- Accounts and bills receivable	(3,350)	(527)	(1,083)
- Inventories	(10,655)	(1,676)	7,702
- Advance to suppliers	(1,520)	(239)	1,536
- Prepaid expenses and other current assets	(1,140)	(179)	112
- Accounts payable	3,025	476	(8,304)
- Accrued expenses and other payables	1,980	312	(141)
- Advance from customers	1,704	268	(4,294)
- Tax payable	(1,401)	(220)	3,028

Net cash used in operating activities	(22,377)	(3,518)	(18,887)

Cash flow from investing activities
Purchases of property, plant and equipment	(233)	(37)	(5,396)
Restricted cash related to trade finance	(2,455)	(386)	(15,272)
Advance to suppliers - non current	(376)	(59)	937
Amount change in construction in progress	(923)	(145)	265
Return of long-term deposit	21,000	3,304	-

Net cash provided by (used in) investing activities	17,013	2,677	(19,466)

Cash flow from financing activities
Principal payments of bank loans	(1,675)	(264)	(105,000)
Proceeds from related party	15,510	2,440	123,849
Payment of capital lease obligation	(6,602)	(1,039)	(6,185)
Change in notes payable	2,727	429	17,939

Net cash provided by financing activities	9,960	1,566	30,603

Effect of foreign exchange rate changes	(47)	(44)	(21)

Net increase (decrease) in cash and cash equivalent	4,549	681	(7,771)

Cash and cash equivalent
At beginning of period/year	9,020	1,454	11,578
At end of period/year	13,569	2,135	3,807

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,558	1,032	9,564
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,237	352	5,886
Obligations for acquired equipment under capital lease:	1,960	308	10,692

The accompanying notes are an integral part of these unaudited condensed consolidated statements.